Exhibit 1.A.5(k)


                        SOUTHLAND LIFE INSURANCE COMPANY

                     FAIL-SAFE ENDORSEMENT UNDER 7-PAY TEST
               (USING PREMIUM BACK-OUT ONLY THROUGH 60-DAY PERIOD)


I.    GENERAL
      This endorsement is intended to confirm your intent, at issue, to keep the Policy to which it is attached from being treated as a "modified endowment contract" ("MEC") for Federal tax purposes. The Policy will not be treated as a MEC so long as this endorsement remains in effect. The provisions of the Policy (including this endorsement and any other rider or endorsement) shall be interpreted to prevent the Policy from being treated as a MEC, notwithstanding any other provision to the contrary. We reserve the right to amend the Policy, or any rider, to reflect any necessary clarifications to achieve this objective.

II.   REFUND OF EXCESS PREMIUM
      If at any time the premiums or other amounts paid under the Policy exceed the limit for avoiding treatment as a MEC, we have the right to remove such excess amount from the Policy as of the date of its payment (together with any interest). We may make any appropriate adjustments in the Policy's values and Death Benefit Proceeds as of such date. We have the right to refund if this excess amount (and any interest) is refunded to the Policy Owner no later than 60 days after the end of the applicable Policy Year.

      In Lieu of being refunded, any such excess amount (and any interest) shall be applied to repay any outstanding loan balance under the Policy.

III.  DEATH BENEFIT ADJUSTMENT
      If this excess amount (and any interest) is not refunded by the end of the 60-day period, the Death Benefit Proceeds under the Policy, including any rider, shall be increased to the minimum extent necessary to avoid treatment as a MEC. To the extent that the Death Benefit Proceeds as of any time is increased by the provisions of this endorsement, adjustments consistent with such an increase shall be made in the cost of insurance as of that time. These adjustments may be deducted from any Death Benefits payable.

IV.   TERMINATION
      This endorsement shall terminate at the Policy Owner's election at any time. After termination, we will not: refund any excess premium; or adjust the Death Benefit; or keep in effect any Death Benefit adjustment under this endorsement.


SOUTHLAND LIFE INSURANCE COMPANY

/s/ B. Scott Burton

SECRETARY

15271-99